Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Companhia Aberta	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco announces to the Market the press release regarding its 2017 Consolidated Annual Report and Integrated Report.

Itaú Unibanco discloses its Annual Report and its Integrated Report for 2017

Itaú Unibanco discloses on Friday, April 27, its Consolidated Annual Report and its Integrated Report for 2017. The material available on the website http://www.itau.com.br/annual-report provides information on financial and non-financial performance, structure, activities, operations, as well as on the strategy for creating value to the many different stakeholders of the institution.

The reports connect their main topics with the global agenda of the Sustainable Development Goals (SDGs). “The companies are increasingly faced with the challenge of developing business that generate positive impact to society. Based on this mindset, we assessed products, processes and services and their related potential for fostering development, creating opportunities and being relevant in economy and society. This is our purpose: to encourage people’s power of transformation. With this power and these initiatives we want to connect our actions, assess the impacts and contribute more and more to the SDGs - Global agenda”, states Denise Hills, Itaú Unibanco's Superintendent of Sustainability and Inclusive Business.

The highlight is the chapter on Bank Responsibility, in which the bank broadens the approach for measuring environmental and social impacts, through surveys that measure the main consequences of its actions. Accordingly, Itaú focus on those impacts generated to society by its actions.

As a result, the institution succeeds to mitigate the risks posed to environment. Among the results it can be noted that digital branches are more efficient in terms of GHG emissions in their activities, with a carbon footprint impact 26% lower than physical branches. Today, Itaú has 160 digital branches, an increase of 19% from 2016. The sustainable development goals presented are as follows: 6) clean water and sanitation; 7) affordable and clean energy; 8) descent work and economic growth; 9) industry, innovation and infrastructure; 12) responsible consumption and production; and 13) climate action.

Other novelty is the assessment of the social impact from the Human Rights perspective. This analysis was carried out in the Due Dilligence format, a process that assesses and analyzes the bank’s human rights management together with its different stakeholders. The purpose is to ensure respect to human rights, according to the United Nations Guiding Principles on Business and Human Rights. Itaú has partnerships and formal commitments with initiatives such as the Universal Declaration of Human Rights, International Covenant on Civil and Political Rights; International Covenant on Economic, Social and Cultural Rights; and International Labor Organization (ILO), among others. The sustainable development goal here is 3) good health and well-being.

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The full version in PDF of the reports may be downloaded on the website http://www.itau.com.br/annual-report, also formatted for mobile, in Portuguese and in English.

Integrated Report and Consolidated Annual Report

Itaú Unibanco was a pioneer among the Brazilian financial institutions and one of the first banks in the world to join, in 2013, the pilot program for integrated reporting of the International Integrated Reporting Council (IIRC). In 2014, the bank published the first version of its Report, based on the guidelines of the IIRC framework. In the same year, the bank also disclosed its first Consolidated Annual Report, which was the result of the merger of the Sustainable Annual Report, the Form 20F and the Offering Memorandum (Medium Term Notes).

The two documents, Integrated Report and Consolidated Annual Report, are important sources of information about the Company and describe our strategies, performance, main business, corporate governance, risk management and sustainability practices.

“The transparent dialogue was always an important milestone of our strategy. Therefore, we seek to establish an ongoing relationship with all stakeholders of the organization, based on our values and purpose. These documents are part of this scope”, states Alexsandro Broedel, Itaú Unibanco’s Group Executive Finance Director and Investor Relations Officer.

The Integrated Report promotes a more consistent and effective approach for the preparation process of corporate reports, aiming at improving the quality of the information available to all stakeholders. For Broedel, “the main purpose of an integrated report is to explain how we generate shared value and ensure long lasting business to our clients, stockholders, employees and society”.

The content of the Consolidated Annual Report was reshaped and extended, especially about the topics: (i) Management Compensation; (ii) Strategy; (iii) Risk Factors; (iv) Risk Management; (v) Corporate Governance (vi) Competitive Strengths; (vii) Business; and (viii) Management Discussion & Analysis. “We significantly improved the quality of the information supplied, which is now simpler and more accessible, including the adoption of infographics”, states Alexsandro Broedel, Itaú Unibanco’s Group Executive Finance Director and Investor Relations Officer.

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In the Integrated Report we highlight that Itaú generated R$67.2 billion in added value in 2017, which is the amount the bank distributed in the economy in Brazil through revenues, employee compensation, stockholders remuneration, taxes, donations and investments in the community.

With the adoption of the Integrated Report, Itaú Unibanco already received three awards – beyondBanking Awards (awarded by IDB - Inter-American Development Bank; Latin American Excellence Awards (Communication Director magazine); and Prêmio Aberje (Brazilian Association of Corporate Communication - Aberje). Additionally, the material produced by the bank has been a benchmark for companies of several sectors, including BNDES and EDP, and the subject matter of academic research.

About Itaú Unibanco

With more than 90 years of history, Itaú Unibanco is the largest private bank in Latin America and is present in 19 countries in the Americas, Europe and Asia. Itaú’s large service network has more than 4,000 branches and CSBs and 46,000 ATMs throughout Brazil, serving individuals and companies clients in all segments. Additionally, Itaú’s purpose is becoming an increasingly digital institution. Itaú’s vision is to be a leading bank in sustainable performance and customer satisfaction. Its goal is to promote positive changes in people’s life and in society as a whole. Itaú’s shares are traded on the São Paulo and the New York stock exchanges, and the institution makes up the Dow Jones Sustainability World Index for the 18th consecutive year. For further information, access: http://www.itau.com.br.

São Paulo, April 27, 2018.

ALEXSANDRO BROEDEL

Group Executive Finance Director and Investor Relations Officer